NEWS RELEASE

BOARD OF DIRECTORS OF BROOKFIELD OFFICE PROPERTIES
RECOMMENDS INCREASED OFFER RECEIVED FROM

BROOKFIELD PROPERTY PARTNERS

NEW YORK, December 20, 2013 – Brookfield Office Properties Inc. (“BPO”) (NYSE, TSX: BPO) acknowledges the news release issued this morning by Brookfield Property Partners L.P. (“BPY”) (NYSE: BPY; TSX: BPY.UN) announcing an increase to its proposed offer for any or all of the common shares of BPO that it does not currently own (the “Offer”). Under the increased Offer, each BPO shareholder can elect to receive consideration per BPO common share of either 1.0 limited partnership unit of Brookfield Property Partners or $20.34 in cash, subject in each case to pro-ration based on a maximum number of BPY limited partnership units and maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO shares that are subject to the Offer. The Board of Directors of BPO, based on a recommendation of the Independent Committee of the Board, intends to unanimously recommend that shareholders of BPO accept the Offer.

The Independent Committee has received a formal valuation (the “Formal Valuation”) of the common shares of BPO and the limited partnership units of BPY prepared by Morgan Stanley Canada Limited, the independent financial advisory firm retained by the Independent Committee. Subject to the analyses, scope, assumptions, restrictions and qualifications noted in the Formal Valuation, Morgan Stanley Canada Limited is of the opinion that, as of December 19, 2013, the fair market value of the BPO common shares was in the range of $18.50 to $21.00 per common share and the fair market value of the BPY limited partnership units was in the range of $19.00 to $22.00 per limited partnership unit.

The Independent Committee was required under Canadian securities laws to supervise the preparation of the Formal Valuation and to provide the Formal Valuation to BPY. A full copy of the Formal Valuation will be contained in BPY's take-over bid circular and will be filed on SEDAR and made available at www.sedar.com and on EDGAR at www.sec.gov. Shareholders of BPO are encouraged to read the Formal Valuation carefully and in its entirety for a description of the analyses, scope, assumptions, restrictions and qualifications relating to the Formal Valuation.

Shareholders do not need to take any action with respect to the Offer at this time. BPO understands that the Offer is expected to be formally commenced by BPY in the first quarter of 2014, pending review and declaration of effectiveness of materials related to the Offer by the U.S. Securities and Exchange Commission. The full details of the Offer will be included in the take-over bid circular to be mailed by BPY to BPO common shareholders when it commences the Offer. The recommendation of the Board of Directors in respect of the Offer will be included in a directors' circular responding to the take-over bid circular of BPY. This press release is not intended to, and does not, constitute a directors' circular under Canadian securities laws. All dollar amounts herein are in United States dollars.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 115 properties totaling 86 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Forward Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements.” Such forward-looking statements and forward-looking information include, but are not limited to statements concerning the intention of the Board of Directors of BPO to recommend that shareholders of BPO accept the Offer, the expectation that BPY will formally commence the Offer and the anticipated timing of any such commencement of the Offer by BPY. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our intentions and expectations in respect of the Offer, anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our intentions and expectations in respect of the Offer, actual results, performance or achievements to differ materially from our intentions and expectations and anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: any change to the terms and conditions of the Offer from those reviewed by the Board of Directors; any event, circumstance, change or effect that is material to the business, condition, assets, liabilities or results of operations of BPO and/or BPY or otherwise material to the Board of Director's consideration of the Offer; any withdrawal or material amendment of the Formal Valuation by Morgan Stanley Canada Limited; any change of intention of BPY in respect of the Offer; the timing of the review and declaration of effectiveness of BPY's materials related to the Offer by the U.S. Securities and Exchange Commission; the fact that our business may suffer as a result of uncertainty surrounding the Offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Office Properties Contact

Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com